Exhibit 99.1
September 28, 2011
PRIVATE AND CONFIDENTIAL
Nehring Associates, Inc.
675 Southpointe Ct., Ste. 250
Colorado Springs, Colorado 80906-3886
Attention: Richard Nehring
Re: Consent to Use of Data
Dear Mr. Nehring:
     Glori Energy Inc. (“Glori Energy”) is contemplating an initial public offering of its common stock. In connection with this offering, Glori Energy proposes to file a Form S-1 registration statement (“Registration Statement”) with the Securities and Exchange Commission.
     We request your consent to cite, in the Registration Statement and all amendments thereto, certain data provided by Nehring Associates, Inc. on September 28, 2011. Furthermore, we also request to cite Nehring Associates, Inc. as the source of such data. For example, we seek to include the following statement in the Registration Statement:
“According to 2008 data obtained from Nehring Associates, Inc. on September 28, 2011, approximately 70% of the oil recovered in the United States has come from sandstone reservoirs, and that at least 80% of that oil came from sandstone reservoirs having a permeability range greater than 25 milli-darcies.”
     If this is acceptable, please indicate your consent to our use of the data by countersigning this letter. Given the urgency of this request, your prompt attention to this matter is greatly appreciated.
     Please note that Glori Energy has not made any public announcement of the proposed public offering and appreciates your maintaining the confidentiality of the subject matter of this letter. In order not to jeopardize the offering, it is critical that you keep confidential Glori Energy’s plans with respect to its initial public offering. Accordingly, please do not discuss the offering with third parties.

Sincerely, Glori Energy Inc.
/s/ Victor M. Perez
Victor M. Perez, Chief Financial
Officer

CONSENT GRANTED:
Nehring Associates, Inc.

By:	/s/ Richard Nehring

Name:	Richard Nehring
Title:	President
Date:	September 28, 2011